Adopted November 9, 1939	File No. 69-306

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company
Claiming Exemption under Rule U-3A-2
from the Provisions of the
Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

Pinnacle West Capital Corporation

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

     Pinnacle West Capital Corporation (“Claimant”), having been incorporated on February 20, 1985 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. The following are the subsidiaries of the Claimant:

a. Arizona Public Service Company (“APS” or the “Company”) is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company’s shareholders on April 18, 1985.

(1) APS Foundation, Inc. - an Arizona non-profit corporation, having been incorporated on December 22, 1981, and having its principal executive offices at 400 North 5th Street, Phoenix, Arizona 85004, was organized primarily to make distributions to charitable organizations.

(2) AXIOM Power Solutions, Inc. (“AXIOM”) – an Arizona corporation, having been incorporated on October 29, 1996 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell security and energy management products and services. AXIOM is a wholly-owned subsidiary of APS.

(3) Bixco, Inc. (“Bixco”) – an Arizona corporation, having been incorporated on June 4, 1971 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to conduct exploration activities for energy resources and other valuable minerals. Subsequent to the sale of its oil and natural gas properties in 1981, Bixco has been inactive. Bixco is a wholly-owned subsidiary of APS.

(4) Powertree Carbon Co., LLC (“Powertree”) - PowerTree Carbon Company, LLC (“Powertree”) - a Delaware limited liability company, having been formed on June 9, 2003 and having its registered office in the State of Delaware at 222 Delaware Avenue, P.O. Box 2306, Wilmington, New Castle County, Delaware 19899, was organized primarily to invest in and develop forestation and reforestation projects designed to sequester carbon from the atmosphere, where such projects are not inconsistent with the development and enhancement of wildlife, and to secure the legal rights associated with such sequestration. APS holds about 3% interest in Powertree.

(5) PWENewco, Inc. (“PWENewco”) – an Arizona corporation, having been incorporated on January 30, 2001 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to own real and personal property. PWENewco is a wholly-owned subsidiary of APS.

b. APSES Holdings, Inc. – a Delaware corporation, having been incorporated on March 24, 2003 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized as a holding company for APS Energy L.P.

(1) APS Energy L.P. – an Arizona limited partnership, having been formed on January 29, 2003 and having its principal executive offices at 400 North 5th Street, Phoenix, Arizona 85004 was organized to sell energy, products and services. APSES Holdings, Inc. holds a 99% interest in APS Energy L.P.

c. APS Energy Services Company, Inc. (“APSES”) – an Arizona corporation, having been incorporated on November 6, 1998 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell energy, products and services. APSES is a wholly-owned subsidiary of the Claimant. APSES holds a 1% interest in APS Energy L.P.

(1) Northwind Phoenix LLC – a Delaware limited liability company, having been formed on December 14, 1999 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to provide district cooling services to customers in downtown Phoenix, Arizona. Northwind Phoenix LLC is a wholly-owned subsidiary of APSES.

(a) Tucson District Energy LLC – an Arizona limited liability corporation having been acquired by Northwind Phoenix LLC on May 31, 2001. Tucson District Energy LLC is a wholly-owned subsidiary of Northwind Phoenix LLC.

d. SunCor Development Company (“SunCor”) – an Arizona corporation, having been incorporated on June 30, 1965 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

(1) SunCor Golf, Inc. (“SunCor Golf”) – an Arizona corporation, having been incorporated on December 31, 1986 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, operates family fun parks, resorts and golf properties. SunCor Golf is a wholly-owned subsidiary of SunCor.

(a) Westworld Golf Course LLC – an Arizona limited liability company, having been formed on September 8, 1998 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to engage in golf course operations. Westworld Golf Course LLC is a wholly owned subsidiary of SunCor Golf, Inc.

(2) Golden Heritage Homes, Inc. (“Golden Heritage Homes”) – an Arizona corporation, having been incorporated on May 14, 1986 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, sells single family residential real property. Golden Heritage Homes is a wholly-owned subsidiary of SunCor.

(a) Golden Heritage Construction, Inc. (“GH Construction”) – an Arizona corporation, having been incorporated on December 30, 1993 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to serve as a general residential contractor. GH Construction became a wholly-owned subsidiary of Golden Heritage Homes, Inc. on January 1, 1996.

(i) Golden Heritage Construction Nevada, LLC – an Arizona limited liability company, having been formed on February 14, 2003 and having a registered office c/o CT Corporation, 3225 North Central Avenue, Phoenix, Arizona 85012, was organized to apply for and hold a Nevada contractors license. Golden Heritage Construction Nevada, LLC is a wholly-owned subsidiary of Golden Heritage Construction, Inc.

(b) Heritage Financial Services, LLC – an Arizona limited liability company, having been formed on August 19, 1998 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to provide mortgage services to residential home buyers. Heritage Financial Services, LLC is a wholly-owned subsidiary of Golden Heritage Homes, Inc.

(3) SCM, Inc. (“SCM”) – an Arizona corporation, having been incorporated on May 14, 1991 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to participate in real estate joint ventures and other real estate related activities. SCM is a wholly-owned subsidiary of SunCor and is currently inactive.

(4) SunCor Realty & Management Company (“SunCor Realty”) – an Arizona corporation, having been incorporated on April 1, 1994 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to participate in real estate management and other real estate related activities. SunCor Realty is a wholly-owned subsidiary of SunCor.

(5) Palm Valley Golf Club, Inc. (“Palm Valley Golf”) – an Arizona corporation, having been incorporated on January 23, 1996 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to hold title to the Palm Valley Golf Course located in Goodyear, Arizona. Palm Valley Golf is a wholly-owned subsidiary of SunCor.

(6) Rancho Viejo de Santa Fe, Inc. (“Rancho Viejo”) – a New Mexico corporation, having been incorporated on March 18, 1996 and having its principal executive offices at 1590B Pacheco Street, Santa Fe, New Mexico 87502, was organized to engage in real estate development in New Mexico. Rancho Viejo is a wholly-owned subsidiary of SunCor.

(a) Ranchland Utility Company (“Ranchland”) – a New Mexico corporation, having been incorporated on September 5, 1997 and having its principal executive offices at 1590B Pacheco Street, Santa Fe, New Mexico 87502, is a wastewater utility. Ranchland is a wholly-owned subsidiary of Rancho Viejo.

(b) Rancho Viejo Village Center, LLC – a New Mexico limited liability company, having been formed on March 4, 2003 and having its principal executive offices at 1590B Pacheco Street, Santa Fe, New Mexico 87502, was organized to own and invest in real estate in New Mexico. Rancho Viejo Village Center, LLC is a wholly-owned subsidiary of Rancho Viejo.

(7) SunCor Idaho, LLC, formerly known as Spring Valley Development, LLC – an Idaho limited liability company, having been formed on July 22, 2003 and having its principal executive offices at 485 E. Riverside Drive, Suite 300, Eagle, Idaho 83616, was organized to engage in real estate development in Idaho. SunCor Idaho, LLC is a wholly-owned subsidiary of SunCor.

(8) Golf de Mexico, S.A. de C.V. (“Golf de Mexico”) – a Mexican variable capital corporation, having been incorporated on December 1, 1992 in Tijuana, Baja California, Mexico and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to operate and manage the Real del Mar Golf Course in Mexico. Golf de Mexico has been inactive since 1997.

(9) Type Two, Inc. – an Arizona corporation, having been incorporated on March 29, 1990 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to hold and lease non-irrigation water rights. SunCor holds a 30% interest in Type Two Inc.

(10) Stone Ridge- Prescott Valley LLC – an Arizona limited liability company, having been formed on January 26, 2001 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop a master-planned community with golf course located in Prescott Valley, Arizona. SunCor holds a 60% interest in Stone Ridge – Prescott Valley LLC.

(a) Stone Ridge Golf Course LLC – an Arizona limited liability company, having been formed on April 16, 2002 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to own and operate a golf course located in Prescott Valley, Arizona. Stone Ridge Golf Course LLC is a wholly-owned subsidiary of Stone Ridge – Prescott Valley LLC.

(b) StoneRidge Commercial, L.L.C. – an Arizona limited liability company, having been formed on October 26, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to acquire, own, improve, develop, lease, manage, operate and eventually sell at a profit the real property and planned improvements known as StoneRidge Commercial located in Prescott Valley, Arizona. SunCor holds a 60% interest in StoneRidge Commercial, L.L.C.

(11) Hayden Ferry Lakeside LLC – an Arizona limited liability company, having been formed on April 10, 2000 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a mixed-use residential, office, hotel and retail commercial development in Tempe, Arizona. Hayden Ferry Lakeside LLC is a wholly-owned subsidiary of SunCor.

(a) Lakeside Residential Communities, L.L.C. – an Arizona limited liability company, having been formed on January 20, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a residential condominium project. Lakeside Residential Communities,

L.L.C. is a wholly-owned subsidiary of Hayden Ferry Lakeside LLC.

(i) Edgewater at Hayden Ferry Lakeside, L.L.C. – an Arizona limited liability company, having been formed on January 20, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a residential condominium project. Edgewater at Hayden Ferry Lakeside, L.L.C. is a wholly-owned subsidiary of Lakeside Residential Communities, L.L.C.

(ii) BV at Hayden Ferry Lakeside, L.L.C. – an Arizona limited liability company, having been formed on January 20, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a residential condominium project. BV at Hayden Ferry Lakeside, L.L.C. is a wholly-owned subsidiary of Lakeside Residential Communities, L.L.C.

(12) Club West Golf Course LLC – an Arizona limited liability company, having been formed on August 28, 2000 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to own and operate Foothills Club West Golf Course in Phoenix, Arizona. Club West Golf Course LLC is a wholly-owned subsidiary of SunCor.

(13) Scottsdale Mountain LLP – an Arizona limited liability partnership, having been formed on April 27, 1992 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell 1,389 acres in McDowell Mountain, Scottsdale, Arizona as a master-planned community. SunCor holds a 65% interest in Scottsdale Mountain LLP.

(14) SunRidge Canyon LLC – an Arizona limited liability company, having been formed on June 24, 1994 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a 50 acre golf-oriented master planned community located in Scottsdale, Arizona. SunRidge Canyon LLC is a wholly-owned subsidiary of SunCor. The only asset remaining in this LLC is the golf course.

(15) Sedona Golf Resort LLC – an Arizona limited liability company, having been formed on February 6, 1995 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a 300-acre golf oriented master-planned community in Sedona, Arizona. SunCor holds a 50% interest in Sedona Golf Resort LLC. The only asset remaining in this LLC is the golf course.

(16) Kabuto/SunCor Joint Venture – an Arizona general partnership, having been formed on October 15, 1990 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop and sell the Village of Litchfield Greens, a residential community located in Litchfield Park, Arizona. SunCor holds a 70% interest in Kabuto/SunCor Joint Venture.

(17) Centrepoint Associates LLC – an Arizona limited liability company, having been formed on October 29, 1988 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop and manage a 60 acre commercial property as a shopping center on Elliot Road in Tempe, Arizona. SunCor holds a 50% interest in Centrepoint Associates LLC.

(18) Hidden Hills of Scottsdale LLC – an Arizona limited liability company, having been formed on October 21, 1996 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop a single family residential area consisting of 320 acres located in Scottsdale, Arizona. Hidden Hills of Scottsdale LLC is a wholly-owned subsidiary of SunCor.

(19) Talavi Associates LLC – an Arizona limited liability company, having been formed on November 20, 1997 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop 33 acres located in Glendale, Arizona as an office and light industrial complex. SunCor holds a 50% interest in Talavi Associates LLC.

(20) Coral Canyon Town Center LLC – a Utah limited liability company, having been formed on April 19, 2002 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop and improve office property of an anticipated two story building located in Washington, Utah. SunCor holds a 75% interest in Coral Canyon Town Center LLC.

(21) Coral Canyon HD, L.L.C. – a Utah limited liability company, having been formed on February 4, 2004 and having its principal executive offices at c/o SunCor Development Company, 2303 North Coral Canyon Boulevard, Washington, Utah 84780, was organized to acquire, own, improve, develop, market, manage, operate, lease and sell commercial property in Washington, Utah. SunCor holds a 50% interest in Coral Canyon HD, L.L.C.

(22) Foothills Sewer Company, Inc. (“Foothills”) – an Idaho corporation, having been incorporated on August 18, 2004 and having its principal executive offices at 300 North 6th Street, Boise, Idaho 83702, was organized to be the wastewater facility for the Avimor master-planned community in Boise, Idaho. Foothills is a wholly-owned subsidiary of SunCor.

(23) Highland Water Company, Inc. (“Highland”) – an Idaho corporation, having been incorporated on August 18, 2004 and having its principal executive offices at 300 North 6th Street, Boise, Idaho 83702, was organized to be utilized as the water service company serving the Avimor master-planned community in Boise, Idaho. Highland is a wholly-owned subsidiary of SunCor.

(24) Palm Valley Professional Plaza, LLC – an Arizona limited liability company, having been formed on July 9, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to own, develop, and manage an office condominium project in Goodyear, Arizona. Palm Valley Professional Plaza, LLC is a wholly-owned subsidiary of SunCor.

(25) Riverside Distribution Center, LLC (“Riverside”) – an Arizona limited liability company, having been formed on January 23, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to acquire, own, finance, improve, and sell at a profit a 501,275 square foot warehouse and ancillary facilities known as the Riverside Distribution Center in Phoenix, Arizona. SunCor owns a 50% interest in Riverside.

(26) SDC Prescott Valley LLC – an Arizona limited liability company, having been formed on April 6, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to acquire, own, develop, market, and sell real property in Prescott Valley, Arizona. SDC Prescott Valley, LLC is a wholly-owned subsidiary of SunCor.

(27) SDC Prescott LLC – an Arizona limited liability company, having been formed on April 6, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to acquire, own, develop, market, and sell real property at Prescott Lakes in Prescott, Arizona. SDC Prescott, LLC is a wholly-owned subsidiary of SunCor.

d. El Dorado Investment Company – an Arizona corporation, having been incorporated on July 27, 1983 and having its principal executive offices at 400 North 5th Street, MS 9988, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

(1) Underground Imaging Technologies, LLC – an Arizona limited liability corporation, having been formed on April 11, 2001 and having its principal executive offices at 1210 Vermeer Road East, Pella, Iowa 50219 was organized to develop subsurface imaging applications. El Dorado holds a 50% interest in Underground Imaging Technologies, LLC.

(2) NAC Holding Inc. – a Delaware corporation, having been incorporated on August 26, 1968 and having its principal executive offices at 3930 East Jones Bridge Road, Norcross, Georgia 30092, was organized to provide a variety of services to the nuclear industry. El Dorado held a 99.8% interest in NAC Holding Inc. (All stock was sold in 2004.)

(a) NAC International Inc. – a Delaware corporation, having been incorporated on January 3, 1994 and having its principal executive offices at 3930 East Jones Bridge Road, Norcross, Georgia 30092, was organized to provide a variety of services to the nuclear industry. NAC International Inc. was a wholly-owned subsidiary of NAC Holding Inc. (All stock was sold in 2004.)

(3) Phoenix Suns Limited Partnership – an Arizona limited partnership, having been formed on July 1, 1993 and having its principal executive offices at 201 East Jefferson Street, Phoenix, Arizona 85004, was organized to own a percentage interest in the Phoenix Suns professional basketball team. El Dorado held a 21.7% interest in the Phoenix Suns Limited Partnership. (Interest was sold in 2004.)

(4) AZ PB Partnership – an Arizona partnership, having been formed on June 26, 1995 and having its principal executive offices at 401 East Jefferson Street, Phoenix, Arizona 85004, was

organized to own a percentage interest in a professional baseball team. El Dorado holds a 1.7% interest in AZ PB Partnership.

(5) El Dorado Ventures III – a California general partnership, formed on May 9, 1991 and having its principal executive offices at 2884 Sand Hill Road, Suite 121, Menlo Park, California 94025, was organized to invest in emerging companies with exceptional growth potential. El Dorado holds a 24.4% interest in El Dorado Ventures III.

(6) Phoenix Downtown Theater LLC – an Arizona limited liability company, formed on February 4, 1999 and having its principal executive offices at 2400 East Arizona Biltmore Circle, Suite 1270, Phoenix, Arizona 85016, was organized to own and manage a theater. El Dorado owns a 6.9% interest in Phoenix Downtown Theater LLC.

(7) Nxt Phase Corporation – a Canadian company, formed on August 17, 2004 and having its principal executive offices at 3040 East Broadway, Vancouver, British Columbia V5M 1Z4, was organized to manufacture digital and fiber optic control and measurement devices for the power industry. El Dorado owns a 19% interest in Nxt Phase.

(8) Acoustic Locating Services, LLC — a Delaware limited liability company, formed on December 7, 2004 and having its principal executive offices at 400 N. Fifth Street, MS 9988, Phoenix, Arizona 85004, was organized to provide sewer locating services. El Dorado owns a 100% interest in Acoustic Locating Services.

(9) Arizona Business Accelerator (“AzBA”) — an Arizona corporation, formed on June 29, 2004 and having its principal executive offices at 201 E. Washington, Suite 1408, Phoenix, AZ 85004, was organized to encourage innovative technology development throughout Arizona. El Dorado owns a 17% interest in AzBA.

(10) PowerOneData, Inc. — a Delaware corporation, formed on March 24, 2000 and having its principal executive offices at 2600 N. Central Ave, Suite 1750, Phoenix, AZ 85004, was organized to design and manufacture automated meter reading systems. El Dorado owns a 8.96% interest in PowerOneData.

(11) Severon Corporation — a Delaware corporation, formed on March 14, 2001 and having its principal executive offices at 3305 NW Aloclek Drive, Hillsboro, OR 97124, was organized to design and manufacture monitoring devices for critical electrical generation assets. El Dorado owns a 13.1% interest in Serveron.

e. Pinnacle West Energy Corporation (“PWEC”) – an Arizona corporation, having been incorporated on September 27, 1999 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was

organized primarily for the development, production and sale of wholesale energy. PWEC is a wholly-owned subsidiary of the Claimant.

(1) GenWest, LLC (“GenWest”) – a Delaware limited liability corporation, formed on March 6, 2001 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized to own, build and operate power plants and participate in other activities which are necessary or advisable to accomplish the foregoing process. GenWest, LLC is a wholly-owned subsidiary of Pinnacle West Energy.

(2) APACS Holdings LLC – an Arizona limited liability corporation, formed on August 29, 2001 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized for a gas storage facility. APACS Holdings LLC is a wholly-owned subsidiary of Pinnacle West Energy.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas at retail. APS and PWEC, each a “public utility company” as that term is defined in the Public Utility Holding Company Act of 1935, are the only two of Claimant’s subsidiaries (other than the EWG) that own property used for the generation, transmission and distribution of electric energy for sale.

     Exhibit C attached hereto shows the location of (i) APS’ major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines; and (ii) PWEC’s major generating plants. All of such facilities, and all of APS’ distribution facilities, except (i) the Four Corners Generating Station (“Four Corners”) and associated transmission lines, (ii) the Silverhawk Power Plant (“Silverhawk”), and (iii) a portion of the Marketplace/Mead/Phoenix transmission line, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farmington, approximately 40 miles east of the Arizona-New Mexico border. Silverhawk is a 570 MW combined cycle power plant located 20 miles north of Las Vegas, Nevada.

Claimant’s present generating facilities have capacity as follows:

APS – Net Accredited Capacity

     APS’ present generating facilities have an accredited capacity as follows:

Capacity(kW)
Coal:
Units 1, 2, and 3 at Four Corners	560,000
15% owned Units 4 and 5 at Four Corners	222,000
Units 1, 2, and 3 at Cholla Plant	615,000
14% owned Units 1, 2, and 3 at the Navajo Plant	315,000

1,712,000

Gas or Oil:
Two steam units at Ocotillo and two steam units at Saguaro	430,000
Eleven combustion turbine units	493,000
Three combined cycle units	255,000

1,178,000

Nuclear:
29.1% owned or leased Units 1, 2, and 3 at Palo Verde	1,107,000

Hydro and Solar	9,510

Total APS facilities	4,006,510

Pinnacle West Energy – Permitted Capacity

     PWEC’s present generating facilities have a permitted capacity as follows:

Gas or Oil:
Two combined cycle units at Redhawk, two combined cycle units at West Phoenix and 75% ownership of one combined cycle unit at Silverhawk	2,138,000
One combustion turbine unit at Saguaro	80,000

Total Pinnacle West Energy facilities	2,218,000

     APS’ transmission facilities consist of approximately 5,419 pole miles of overhead lines and approximately 37 miles of underground lines, 5,250 miles of which are located within the State of Arizona and 169 miles of which are not located in the State of Arizona. APS’ distribution facilities consist of approximately 12,211 pole miles of overhead lines and approximately 13,727 miles of underground lines, all of which are located within the State of Arizona.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

(The following data excludes marketing and trading activities for non-public utility companies, interaffiliate transfers (except sales by APS to APS Energy Services Company, Inc., a competitive retail affiliate) and financial instruments.

     a. Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

49,801,676,000 kwh of electric energy sold at wholesale or retail (with total sales of $3,135,835,000)

0 Mcf. of natural or manufactured gas distributed at retail

     b. Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

66,271,000 kwh of electric energy was distributed at retail outside Arizona (with total sales of $3,614,000)

0 Mcf. of natural or manufactured gas distributed at retail outside Arizona

     c. Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

12,921,994,000 kwh of electric energy was sold at wholesale outside Arizona or at state line (with total sales of $627,659,000)

23,073,925 Mcf. of natural or manufactured gas sold at wholesale outside Arizona or at state line (with total sales of $123,208,000)

     d. Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

13,735,096,000 kwh of electric energy was purchased outside Arizona or at state line (with total sales of $657,880,000)

65,765,000 Mcf. of natural or manufactured gas purchased outside Arizona or at state line (with total sales of $354,079,000)

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     GenWest, LLC owns an undivided seventy-five percent (75%) interest in the Silverhawk Power Plant Project, including the Silverhawk switchyard, which is a 570 MW combined-cycle plant, located 20 miles north of Las Vegas, Nevada. The business address for the Silverhawk Power Plant is as follows:

GenWest, LLC
400 North Fifth Street, Mail Station 8983
Phoenix, Arizona 85004
Attention: Warren Kotzmann

     b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     GenWest, LLC is an EWG. It is wholly owned by Pinnacle West Energy Corporation, which in turn is a wholly owned subsidiary of the Claimant.

     c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(1)	type and amount of capital invested, directly or indirectly, by the holding company:

$(863,000)	short-term debt (financed at Pinnacle West Energy Corporation)
867,000	inter-company payables
299,093,000	paid in capital and retained earnings (equity)

$299,097,000

(2)	any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption:

none

(3)	any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

(a)	PWE guarantee up to $45,658,036 of GenWest performance under The Engineering Procurement and Construction Agreement for building the Silverhawk Power Plant.

(b)	Pinnacle West Capital Corporation guarantee of PWE payment of $5,376,400 for the purchase of Construction Turbines.

NOTE: With respect to both of these guarantees, the amounts due to the third party vendors from GenWest have been paid in full.

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(1)	capitalization:
	$(863,000)	short-term debt (financed at PWE)
	299,093,000	paid in capital and retained earnings (equity)

$298,230,000

(2)	earnings:
	$7,575,000	pre-tax income
	(1,495,000)	other taxes – primarily property taxes
	0	income taxes

$6,080,000

     e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

(1)	Limited Liability Company Agreement of GenWest, LLC by and among Pinnacle West Energy Corporation as sole Member and Pinnacle West Energy Corporation in its capacity as the initial Manager of GenWest, LLC, dated February 27, 2001. PWEC made an initial capital contribution of $1,000 prior to 2004. No other fees have been paid to date.

(2)	Facility Operating and Maintenance Agreement dated as of April 18, 2002 between Pinnacle West Energy Corporation as Operating Agent and GenWest, LLC and Southern Nevada Water Authority, as Participants in the Silverhawk Power Plant, pursuant to which, Pinnacle West Energy Corporation serves as the Operating Agent of the Silverhawk Power Plant. GenWest, LLC paid PWEC $4,235,935.

(3)	Contract No. 81825, between GenWest, LLC and Pinnacle West Capital Corporation, pursuant to which GenWest sold to Pinnacle West Capital Corporation all of its rights to the output of the Silverhawk Power Plant. Revenues for 2004 were $18,702,325.

(4)	Agency Agreement between Southern Nevada Water Authority, GenWest, LLC and Pinnacle West Energy Corporation dated as of July 1, 2004, pursuant to which, Southern Nevada Water Authority and GenWest appointed Pinnacle West Energy Corporation to act as its agent in connection with certain specified contracts. No fees or revenues.

(5)	Kern River Gas Transmission Company Agency Delegation Agreement between Kern River Gas Transmission Company, GenWest, LLC and Pinnacle West Capital Corporation, pursuant to which GenWest delegated its responsibility under the Operational Balancing Agreement to Pinnacle West Capital Corporation. No fees or revenues.

EXHIBIT A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

     Exhibit A hereto includes consolidating statements of income and consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company, El Dorado Investment Company, APS Energy Services Company, Inc. and Pinnacle West Energy Corporation. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries. Also included are consolidating statements of income and consolidating balance sheets for: SunCor Development Company and its subsidiaries, Pinnacle West Energy Corporation and its subsidiaries, APS Energy Services Company, Inc. and its subsidiaries, and El Dorado Investment Company and its subsidiaries.

EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Exhibit B hereto includes an organizational chart of the holding-company system, including each EWG.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.

Pinnacle West Capital Corporation

(Name of Claimant)

	By	/s/ Barbara M. Gomez

Barbara M. Gomez
Vice President & Treasurer
[CORPORATE SEAL]

Attest:
/s/ Betsy A. Pregulman

Betsy A. Pregulman
Associate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barbara M. Gomez	Vice President and Treasurer

(Name)	(Title)

400 North Fifth Street, Station 9996, Phoenix, Arizona 85004
(Address)

EXHIBIT A

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(UNAUDITED)

	PINNACLE
	WEST		PINNACLE
	PARENT		WEST			APS ENERGY	ELIMINATIONS and
Year ended December 31, 2004	COMPANY	APS	ENERGY	SUNCOR	EL DORADO	SERVICES	ADJUSTMENTS		TOTAL

OPERATING REVENUES
Regulated electricity segment	$—	$2,051,602	$45,469	$—	$—	$—	$(61,824	) (a)	$2,035,247
Marketing and trading segment	145,744	145,519	47,839			173,588	(50,820	) (a)	461,870
Real estate segment				359,792					359,792
Other revenues						42,816			42,816

Total	145,744	2,197,121	93,308	359,792	—	216,404	(112,644)		2,899,725

OPERATING EXPENSES
Regulated electricity segment purchased power and fuel	12,265	612,300	1,624				(58,756	) (a)	567,433
Marketing and trading segment purchased power and fuel	120,629	150,954	1,790			159,594	(50,820	)(a)	382,147
Operations and maintenance	(6,243)	540,277	49,435			17,435	(4,347	) (a)	596,557
Real estate operations segment				288,646			1,254	(b)	289,900
Depreciation and amortization	9,623	336,648	46,787	6,202		1,845			401,105
Taxes other than income taxes		114,265	7,779				172	(b)	122,216
Other expenses						34,108			34,108

Total	136,274	1,754,444	107,415	294,848	—	212,982	(112,497)		2,393,466

OPERATING INCOME	9,470	442,677	(14,107)	64,944	—	3,422	(147)		506,259

OTHER
Allowance for equity funds used during construction		4,885							4,885
Other income	248,530	30,593	1,489	5,123	34,538	2,783	(269,067	)(c)	53,989
Other expenses	(5,740)	(13,816)	(1,056)		(959)	(111)	172	(b)	(21,510)

Total	242,790	21,662	433	5,123	33,579	2,672	(268,895)		37,364

INTEREST EXPENSE
Interest charges	25,042	151,837	38,158	5,942	324	1,612	(27,056	)(c)	195,859
Capitalized interest	1,193	(7,155)	(5,225)	(3,805)		(65)	(1,254	)(b)	(16,311)

Total	26,235	144,682	32,933	2,137	324	1,547	(28,310)		179,548

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	226,025	319,657	(46,607)	67,930	33,255	4,547	(240,732)		364,075
INCOME TAXES	(19,929)	120,030	—	27,067	—	1,689	—		128,857

INCOME FROM CONTINUING OPERATIONS	245,954	199,627	(46,607)	40,863	33,255	2,858	(240,732)		235,218
Income from discontinued operations-net of income taxes of $5,480	(2,759)			3,865	6,871				7,977

NET INCOME (LOSS)	$243,195	$199,627	$(46,607)	$44,728	$40,126	$2,858	$(240,732)		$243,195

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany sales of electricity.

(b) Reclassification of certain expenses.

(c) Elimination of intercompany interest and income.

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

	PINNACLE
	WEST		PINNACLE
	PARENT		WEST			APS ENERGY	ELIMINATIONS and
December 31, 2004	COMPANY	APS	ENERGY	SUNCOR	EL DORADO	SERVICES	ADJUSTMENTS		TOTAL

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$90,721	$230,750	$25	$23,045	$—	$—	$—		$344,541
Customer and other receivables	184,214	277,618	44,769	11,196	47	23,057	(169,031	) (a)	371,870
Allowance for doubtful accounts	(1,200)	(3,444)				(252)			(4,896)
Accrued utility revenues		76,154				17,073			93,227
Materials and supplies (at average cost)		83,893	17,440						101,333
Fossil fuel (at average cost)		20,506	6						20,512
Assets from risk management and trading activities	96,466	70,430							166,896
Other current assets	1,869	9,262	3,838	31,413	139	(389)			46,132

Total current assets	372,070	765,169	66,078	65,654	186	39,489	(169,031)		1,139,615

INVESTMENTS AND OTHER ASSETS
Real estate investments - net				368,651			1,874	(b)	370,525
Assets from risk management and trading activities - long term	204,218	20,123							224,341
Decommissioning trust accounts		267,700							267,700
Other assets	3,348,991	559,853	491	3,417	23,309	415	(3,829,266	)(a,b,c)	107,210

Total investments and other	3,553,209	847,676	491	372,068	23,309	415	(3,827,392)		969,776

PROPERTY, PLANT AND EQUIPMENT
Plant in service and held for future use	12,790	9,119,666	1,322,403			31,048			10,485,907
Less accumulated depreciation and amortization	1,176	3,266,181	95,369			3,228			3,365,954

Total	11,614	5,853,485	1,227,034	—	—	27,820	—		7,119,953

Construction work in progress	20	249,243	1,378			7,478			258,119
Intangible assets, net of accumulated amortization	340	104,442	110			1,335			106,227
Nuclear fuel, net of accumulated amortization		51,188							51,188

Net property, plant and equipment	11,974	6,258,358	1,228,522	—	—	36,633	—		7,535,487

DEFERRED DEBITS
Regulatory assets		135,051							135,051
Other deferred debits		92,298	8,292	13,512			(9,756	) (b)	104,346

Total deferred debits	—	227,349	8,292	13,512	—	—	(9,756)		239,397

TOTAL ASSETS	$3,937,253	$8,098,552	$1,303,383	$451,234	$23,495	$76,537	$(4,006,179)		$9,884,275

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany receivables and payables.

(b) Miscellaneous reclassifications.

(c) Elimination of parent company investments in subsidiaries.

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

	PINNACLE
	WEST		PINNACLE
	PARENT		WEST			APS ENERGY	ELIMINATIONS and
December 31, 2004	COMPANY	APS	ENERGY	SUNCOR	EL DORADO	SERVICES	ADJUSTMENTS		TOTAL

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$95,698	$215,076	$19,381	$30,340	$27	$13,002	$—		$373,524
Accrued taxes	16,212	292,521	(89,900)	34,102	(5,974)	(1,350)			245,611
Accrued interest	5,283	33,332	5,325	180			(5,325	) (a)	38,795
Short-term borrowings				71,031	19,457	2,771	(22,228	) (a)	71,031
Current maturities of long-term debt	165,133	451,247		785					617,165
Customer deposits		51,804		3,754					55,558
Deferred income taxes		9,057							9,057
Liabilities from risk management and trading activities	79,114	34,292							113,406
Other current liabilities	67,441	91,441	7,398	36,123	1,169	15,496	(117,320	)(a,b)	101,748

Total current liabilities	428,881	1,178,770	(57,796)	176,315	14,679	29,919	(144,873)		1,625,895

LONG-TERM DEBT LESS CURRENT MATURITIES	302,702	2,267,094	500,000	15,189			(500,000	) (a)	2,584,985

DEFERRED CREDITS AND OTHER
Liabilities from risk management and trading activities - long-term	143,138	13,124							156,262
Deferred income taxes	35,436	1,108,571	91,315			2,250	(10,019	) (b)	1,227,553
Regulatory liabilities		506,646							506,646
Unamortized gain-sale of utility plant		50,333							50,333
Pension liability	23,228	203,668	590	6,696		263			234,445
Liability for asset retirements		251,612							251,612
Other	912	286,332	(302)	33,773		(209)	(24,158	) (b)	296,348

Total deferred credits and other	202,714	2,420,286	91,603	40,469	—	2,304	(34,177)		2,723,199

COMMON STOCK EQUITY

Common stock	2,242,148	1,424,966	821,294	150,054	14,046	29,467	(2,912,928	)(c)	1,769,047

Treasury Stock	(428)								(428)

Accumulated other comprehensive income (loss):
Minimum pension liability adjustment	(10,701)	(71,087)							(81,788)
Derivative instruments	40,916	18,327							59,243

Total accumulated other comprehensive income (loss)	30,215	(52,760)	—	—	—	—	—		(22,545)

Retained earnings	731,021	860,196	(51,718)	69,207	(5,230)	14,847	(414,201	)(c)	1,204,122

Total common stock equity	3,002,956	2,232,402	769,576	219,261	8,816	44,314	(3,327,129)		2,950,196

TOTAL LIABILITIES AND EQUITY	$3,937,253	$8,098,552	$1,303,383	$451,234	$23,495	$76,537	$(4,006,179)		$9,884,275

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany receivables and payables.

(b) Miscellaneous reclassifications.

(c) Elimination of parent company investments in subsidiaries.

PINNACLE WEST ENERGY CORPORATION
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(UNAUDITED)

			ELIMINATIONS and
Year ended December 31, 2004	PWEC	GEN WEST	ADJUSTMENTS		CONSOLIDATED

REVENUES
Electric revenue-native load	$45,469	$—	$—		$45,469
Electric revenue-marketing & trading	29,137	18,702			47,839

Total	74,606	18,702	—		93,308

COST OF REVENUES
Fuel for electric generation-native load	1,597				1,597
Fuel for electric generation-marketing & trading	1,790				1,790
Purchased power	27				27

Total	3,414	—	—		3,414

GROSS MARGIN	71,192	18,702	—		89,894

OTHER OPERATING EXPENSES (REVENUE)
Operations and maintenance	45,199	4,236			49,435
Depreciation and amortization	39,833	6,954			46,787
Other taxes	6,284	1,495			7,779

Total	91,316	12,685	—		104,001

OPERATING MARGIN	(20,124)	6,017	—		(14,107)

INTEREST AND OTHER EXPENSES
Interest expense	38,158	5,320	(5,320	) (a)	38,158
Capitalized interest	(374)	(4,851)			(5,225)
Other interest & dividend income	(5,971)	(701)	5,320	(a)	(1,352)
Other expenses	887	169			1,056
Investment (gain)/loss	(137)				(137)

Total	32,563	(63)	—		32,500

INCOME BEFORE INCOME TAXES	(52,687)	6,080	—		(46,607)

INCOME TAXES	—				—

NET INCOME	$(52,687)	$6,080	$—		$(46,607)

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany interest.

PINNACLE WEST ENERGY CORPORATION
CONSOLIDATING BALANCE SHEET (dollars in thousands)
(UNAUDITED)

			ELIMINATIONS and
December 31, 2004	PWEC	GEN WEST	ADJUSTMENTS		CONSOLIDATED

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$(95)	$120	$—		$25
Accounts receivable	1,479	2,649			4,128
Intercompany receivable	3,945	2,430	565	(a)	6,940
Other special deposits	33,701				33,701
Materials and supplies (at average cost)	16,708	732			17,440
Fossil fuel (at average cost)	6				6
Other	3,646	192			3,838

Total current assets	59,390	6,123	565		66,078

Plant in service	1,021,115	301,288			1,322,403
Intangible asset, net of accumulated amortization	110				110
Less accumulated depreciation and amortization	(88,415)	(6,954)			(95,369)

Total	932,810	294,334	—		1,227,144

Construction work in progress	1,334	44	—		1,378

Utility plant-net	934,144	294,378	—		1,228,522

Investments and other assets					—
Investment in sub-Gen West	292,925		(292,925	)(b)	—
Other assets	491				491
Deferred debits	2,046	6,246			8,292

Total non-current assets	295,462	6,246	(292,925)		8,783

TOTAL ASSETS	$1,288,996	$306,747	$(292,360)		$1,303,383

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$12,997	$6,384	$—		$19,381
Intercompany payable	6,405	867	(297	)(a)	6,975
Short term debt	—	(863)	863	(a)	—
Accrued taxes	(91,166)	1,266			(89,900)
Accrued interest	5,325				5,325
Other	423				423

Total current liabilities	(66,016)	7,654	566		(57,796)

Deferred credits
Deferred income tax credit	91,315				91,315
Other deferred credits	(302)				(302)

Total deferred credits	91,013	—	—		91,013
Pension liability
Accumulated provision for SEBRP	490				490
Deferred credits pension	100				100

Total pension liability	590	—	—		590

Capitalization
Additional paid in capital	821,295	292,925	(292,926	)(b)	821,294
Retained earnings	(57,886)	6,168			(51,718)
Long term debt to associated companies	500,000				500,000

Total capitalization	1,263,409	299,093	(292,926)		1,269,576

TOTAL LIABILITIES AND EQUITY	$1,288,996	$306,747	$(292,360)		$1,303,383

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a)	Elimination of intercompany receivables and payables.

(b)	Elimination of investment in subsidiary.

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(UNAUDITED)

		HAYDEN
		FERRY				CLUB							HIDDEN				RANCHO	CORAL
Year ended December 31, 2004	SUNCOR	CONDOS	SASI	SMLP	PVGC	WEST	SANCTUARY	SUNRIDGE	NE HB	PV - DEV	KABUTO JV	COMMERCIAL	HILLS	HFS	STONERIDGE	BOISE	VIEJO	CANYON	TOTAL

REVENUES
Home sales	$—	$—	$—	$—	$—	$—	$—	$—	$107,236	$—	$—	$—	$—	$—	$44,924	$—	$29,567	$34,139	$215,866
Land sales	106			445						67,483	18,428	20,665	2,497		2,684		85	1,448	113,841
Sale of assets									449									125	574
Commercial properties			721		2,428	2,233	2,550	3,748				9,884		2,074	1,373			3,287	28,298
Utility sales																	251		251
Management fees	580											382							962

Total	686	—	721	445	2,428	2,233	2,550	3,748	107,685	67,483	18,428	30,931	2,497	2,074	48,981	—	29,903	38,999	359,792

OPERATING EXPENSES
Cost of homes sold									82,511						35,790		24,570	26,742	169,613
Cost of land sold	(2,419)			266						28,041	7,215	9,534	2,092		2,083		52	1,096	47,960
Sale of assets									432									95	527
Commercial properties			701		2,628	2,248	2,179	2,970				5,826		1,465	1,652			2,184	21,853
Utility expense																	229		229
Land project costs	96	102		1					1,161	1,838	923	1,378			1,277	30	265	534	7,605
General and administrative	19,023	381		6				17	4,694	1,479	754	2,091			2,239	501	2,506	2,030	35,721
Depreciation and amortization	1,422					186	431	298	7	41		2,872			319	6	36	584	6,202
Minority interest	46			45							2,864				2,193			(10)	5,138

Total	18,168	483	701	318	2,628	2,434	2,610	3,285	88,805	31,399	11,756	21,701	2,092	1,465	45,553	537	27,658	33,255	294,848

OPERATING INCOME	(17,482)	(483)	20	127	(200)	(201)	(60)	463	18,880	36,084	6,672	9,230	405	609	3,428	(537)	2,245	5,744	64,944

OTHER
Equity in joint ventures	502											2,484							2,986
Interest income	422			3							10	186			20		13	12	666
Other	225								324	729					29	12	33	119	1,471

Total	1,149	—	—	3	—	—	—	—	324	729	10	2,670	—	—	49	12	46	131	5,123

INTEREST EXPENSE
Interest expense	741			46		190	160	202	1,267	815		1,540			434		159	388	5,942
Capitalized interest	(942)								(1,267)	(815)					(247)		(159)	(375)	(3,805)

Total	(201)	—	—	46	—	190	160	202	—	—	—	1,540	—	—	187	—	—	13	2,137

INCOME BEFORE TAXES AND DISCONTINUED OPERATIONS	(16,132)	(483)	20	84	(200)	(391)	(220)	261	19,204	36,813	6,682	10,360	405	609	3,290	(525)	2,291	5,862	67,930

INCOME TAXES	27,067	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	27,067

TOTAL NET DISCONTINUED OPERATIONS	(413)	—	—	—	—	—	—	—	—	—	—	4,278	—	—	—	—	—	—	3,865

NET INCOME/(LOSS)	$(43,612)	$(483)	$20	$84	$(200)	$(391)	$(220)	$261	$19,204	$36,813	$6,682	$14,638	$405	$609	$3,290	$(525)	$2,291	$5,862	$44,728

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

		HAYDEN
		FERRY				CLUB													ELIMINATIONS and
December 31, 2004	SUNCOR	CONDOS	SASI	SMLP	PVGC	WEST	SANCTUARY	SUNRIDGE	NE HB	PV - DEV	KABUTO JV	COMMERCIAL	HIDDEN HILLS	HFS	STONERIDGE	BOISE	RANCHO VIEJO	CORAL CANYON	ADJUSTMENTS		TOTAL

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$22,745	$86	$172	$537	$37	$10	$(16)	$2	$(208)	$(1,705)	$2,451	$(2,283)	$(3)	$359	$1,852	$(76)	$472	$(1,387)	$—		$23,045
Customer and other receivables	(49,925)		62		27	(7)	3	84	(104)	4,227	1,047	145	200	73	2,873		56	1,701	50,734	(a)	11,196
Other current assets	507								16,493						4,750		5,000	5,069	(406	)(b)	31,413

Total current assets	(26,673)	86	234	537	64	3	(13)	86	16,181	2,522	3,498	(2,138)	197	432	9,475	(76)	5,528	5,383	50,328		65,654

INVESTMENTS AND OTHER ASSETS
Real estate investments — net	83,614	10,981	45		10,249	7,656	10,048	9,057	354	93,605	(89)	103,218	4,158	18	31,401	3,345	24,158	31,938	(55,105	)(c)	368,651
Other assets	1,453																1,964				3,417

Total investments and other	85,067	10,981	45	—	10,249	7,656	10,048	9,057	354	93,605	(89)	103,218	4,158	18	31,401	3,345	26,122	31,938	(55,105)		372,068

DEFERRED DEBITS
Other deferred debits	10,311	—	—	—	232	120	126	233	9	49	—	1,905	—	5	262	—	62	198	—		13,512

TOTAL ASSETS	$68,705	$11,067	$279	$537	$10,545	$7,779	$10,161	$9,376	$16,544	$96,176	$3,409	$102,985	$4,355	$455	$41,138	$3,269	$31,712	$37,519	$(4,777)		$451,234

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$8,621	$1,046	$75	$(9)	$7,255	$6,502	$2,414	$1,772	$(40,844)	$(14,906)	$474	$3,209	$(9,330)	$162	$11,540	$41	$1,853	$1,659	48,806	(a)	30,340
Accrued taxes	34,102																				34,102
Accrued interest	34											146									180
Short-term borrowings	35,000						2,084					33,947									71,031
Current maturities of long-term debt					203	257		210							92			23			785
Customer deposits									2,374	190		266			603		321				3,754
Other current liabilities	3,914						79			31,907		223									36,123

Total current liabilities	81,671	1,046	75	(9)	7,458	6,759	4,577	1,982	(38,470)	17,191	474	37,791	(9,330)	162	12,235	41	2,174	1,682	48,806		176,315

NON-CURRENT LIABILITIES
Long-term debt less current maturities	323				2,719	3,936	(1)	6,124							2,046			42			15,189
Other Liabilities	21,610																	357	9,186		31,153

Total non-current Liabilities	21,933	—	—	—	2,719	3,936	(1)	6,124	—	—	—	—	—	—	2,046	—	—	399	9,186		46,342

DEFERRED CREDITS AND OTHER
Pension liability	6,696																				6,696
Other	2,620																				2,620

Total deferred credits	9,316	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		9,316

COMMON STOCK EQUITY
Common stock	150,054																				150,054
Retained earnings	(194,269)	10,021	204	546	368	(2,916)	5,585	1,270	55,014	78,985	2,935	65,194	13,685	293	26,857	3,228	29,538	35,438	(62,769	)(c)	69,207

Total common stock equity	(44,215)	10,021	204	546	368	(2,916)	5,585	1,270	55,014	78,985	2,935	65,194	13,685	293	26,857	3,228	29,538	35,438	(62,769)		219,261

TOTAL LIABILITIES AND EQUITY	$68,705	$11,067	$279	$537	$10,545	$7,779	$10,161	$9,376	$16,544	$96,176	$3,409	$102,985	$4,355	$455	$41,138	$3,269	$31,712	$37,519	$(4,777)		$451,234

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a)	Elimination of intercompany receivables and payables.

(b)	Miscellaneous reclassifications.

(c)	Elimination of investment in subsidiaries.

EL DORADO INVESTMENT COMPANY
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(UNAUDITED)

			ELIMINATIONS and
Year ended December 31, 2004	EL DORADO	NAC	ADJUSTMENTS		TOTAL

REVENUES
NAC revenue	$—	$31,254	$(31,254	)(c)	$—
Equity in earnings of investees	273		(753	)(a)	(480)
Partnership income	266				266
Interest income	2,088		(2,088	)(b)	—
Gain (loss) on investment	38,624		(4,030	)(c)	34,594
CMA revenue	111				111
Miscellaneous income	47				47

Total	41,409	31,254	(38,125)		34,538

OTHER EXPENSES AND DEDUCTIONS
NAC operating expenses		21,463	(21,463	)(c)	—
Depreciation and amortization		1,097	(1,097	)(c)	—
Interest expense and other	324	2,221	(2,221	)(c)	324
General and administrative — net	959	5,133	(5,133	)(c)	959

Total	1,283	29,914	(29,914)		1,283

INCOME BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	40,126	1,340	(8,211	)(c)	33,255

INCOME TAXES	—	148	(148	)(c)	—

TOTAL DISCONTINUED OPERATIONS	—	—	6,871	(c)	6,871

NET INCOME	$40,126	$1,192	$(1,192)		$40,126

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a)	Elimination of equity in earnings of subsidiary.

(b)	Elimination of intercompany interest income and expense.

(c)	NAC was sold in the fourth quarter of 2004 and was reclassified as discontinued operations.

EL DORADO INVESTMENT COMPANY
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

December 31, 2004	EL DORADO

ASSETS

CURRENT ASSETS
Accounts receivable	$47
Other assets	139

Total current assets	186

INVESTMENTS AND OTHER ASSETS

Investments	23,309

Total investments and other	23,309

TOTAL ASSETS	$23,495

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$27
Accounts payable — PWCC	1,169
Intercompany loan payable -PWCC	19,457
Taxes payable	(5,974)

Total current liabilities	14,679

EQUITY
Common stock	10
Additional paid in capital	14,036
Retained earnings	(5,230)

Total equity	8,816

TOTAL LIABILITIES AND EQUITY	$23,495

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

Note: NAC was sold in the fourth quarter of 2004 and was reclassified as discontinued operations.

APS ENERGY SERVICES
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(UNAUDITED)

			ELIMINATIONS and
Year ended December 31, 2004	APSES	NORTHWIND	ADJUSTMENTS		Total

OPERATING REVENUES
Electric sales	$173,588	$—	$—		$173,588
Products and services	36,618				36,618
Northwind		5,806			5,806
Other	392				392

Total	210,598	5,806	—		216,404

OPERATING EXPENSES
Electric sales	159,594				159,594
Products and services	31,080				31,080
Northwind		2,995			2,995
Other	33				33

Total	190,707	2,995	—		193,702

GROSS MARGIN	19,891	2,811	—		22,702

OTHER OPERATING EXPENSES
Labor	7,484	1,023			8,507
Other O&M	7,684	1,244			8,928
Depreciation and amortization	930	915			1,845

Total	16,098	3,182	—		19,280

OPERATING INCOME	3,793	(371)	—		3,422

INTEREST AND OTHER EXPENSES
Interest on long-term debt	—	12			12
Interest on short-term borrowings	1,599	1			1,600
Capitalized interest	(65)				(65)
Other income	(2,656)		(1)		(2,657)
Other expense	111				111
Investment (gain)/loss	257		(383	) (a)	(126)

Total	(754)	13	(384)		(1,125)

INCOME BEFORE INCOME TAXES	4,547	(384)	384		4,547
INCOME TAXES	1,689				1,689

NET INCOME	$2,858	$(384)	$384		$2,858

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of equity in earnings of subsidiary.

APS ENERGY SERVICES
CONSOLIDATING BALANCE SHEET (dollars in thousands)
(UNAUDITED)

			ELIMINATIONS and
December 31, 2004	APSES	NORTHWIND	ADJUSTMENTS		Total

ASSETS
CURRENT ASSETS
Cash	$(551)	$551	$—		$—
Customer & other receivables	24,873	1,082	(2,898)	(a)	23,057
Allowance for doubtful accounts	(252)	—			(252)
Accrued revenue	17,073	—			17,073
Other current assets	(389)	—			(389)

Total current assets	40,754	1,633	(2,898)		39,489

INVESTMENTS	27,884	—	(27,469)	(b)	415

Property, plant & equipment	915	30,133			31,048
Less accumulated depreciation and amortization	(838)	(2,390)			(3,228)

Total	77	27,743	—		27,820
Construction work in progress	5,143	2,335			7,478
Intangible assets, net of accumulated amortization	1,335	—			1,335

Total property — net	6,555	30,078	—		36,633

TOTAL ASSETS	$75,193	$31,711	$(30,367)		$76,537

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$11,685	$1,317	$—		$13,002
Accrued taxes	(1,377)	27			(1,350)
Short-term borrowings	2,771	—			2,771
Other current liabilities	15,496	2,898	(2,898)	(a)	15,496

Total current liabilities	28,575	4,242	(2,898)		29,919

Deferred income taxes	2,250				2,250
Other deferred credits	(209)				(209)
Pension liability	263				263

Total non-current liabilities	2,304	—	—		2,304
EQUITY
Common stock	1	—			1
Equity	29,466	27,809	(27,809)	(b)	29,466
Retained earnings	14,847	(340)	340	(b)	14,847

Total equity	44,314	27,469	(27,469)		44,314

TOTAL LIABILITIES & EQUITY	$75,193	$31,711	$(30,367)		$76,537

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany receivables and payables.

(b) Elimination of investment in subsidiary.

EXHIBIT B

PINNACLE WEST CAPITAL CORPORATION & SUBSIDIARIES
ORGANIZATIONAL CHART

Pinnacle West Capital Corporation
100%
APS Energy Services Company Inc.
100%
APSES Holdings, Inc.
100%
Arizona Public Service Company
100%
SunCor Development Company
100%
El Dorado Investment Company
100%
Pinnacle West Energy Corporation
100%
Northwind Phoenix LLC
100%
Tucson District Energy LLC
1%
99%
APS Energy L.P.
100%
PWE Newco, Inc.
100%
Axiom Power Solutions, Inc.
100%
Bixco, Inc.
3.0%
Powertree Carbon Co., LLC
APS Foundation, Inc.
See Chart 2 for Complete SunCor Organizational Chart
100%
Gen West, LLC
100%
APACS Holdings LLC
13.1%
Severon Corporation
8.96%
PowerDisc Data, Inc.
17%
Arizona Business Accelerator
Acoustic Locating Services, LLC
50%
Underground Imaging Technologies, LLC
1.7%
AZ PB Partnership
6.9%
Phoenix Downtown Theater LLC
24.4%
El Dorado Ventures III
19%
Nxt Phase

B-1

SUNCOR ORGANIZATIONAL CHART

B-2

EXHIBIT C

C-1